Jerry A. Warren Attorney At Law Writer direct (405) 552-2224 Fax (405) 228-7424 jerry.warren@mcafeetaft.com
August 27, 2008
VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

ATTN:	Mr. Christian T. Sandoe, Senior Counsel

Re:	OOK, Inc. File No.’s 333-149507 & 811-22189
Ladies and Gentlemen:
     In a telephone conversation with Mr. Christian Sandoe, Senior Counsel, on August 19, 2008, we received two comments. Following are our responses:
1.	Page Three: “Energy Concentration Risk” still refers to “energy business” “in this industry” and “in this sector.” We will change “in this industry” and “in this sector” to “in the energy business.”
2.	Page Twenty-Five: After the subject “Independent Registered Public Accounting Company” we will add information about the portfolio managers, including information about compensation and other items called for by comment number 9 to your letter dated June 17, 2008. We propose to insert the following:
     The Portfolio Managers, Mr. Keith D. Geary and Mr. Gary Pinkston, are employees of the Advisor. For information about the Advisors, Mr. Geary and Mr. Pinkston, see “Investment Advisory and Other Services.” Mr. Geary and Mr. Pinkston are primarily responsible for the day-to-day management of the Fund.
     The portfolio account for which the Portfolio Managers are responsible seeks to track the rate of return, risk profile and other characteristics of the SPADE® Oklahoma Index by either replicating the same combination of securities that compose that benchmark or through a representative sampling of the securities that compose that benchmark based on objective criteria and data. The Portfolio Managers are required to manage the portfolio or account to meet those objectives.

Portfolio Managers’ Compensation
     The Advisor’s Portfolio Managers responsible for managing the Fund will not currently receive any compensation. If compensation is paid in the future, it will be paid by the Advisor and not by the Fund.
Portfolio Manager Ownership of Fund Shares
     Since the Fund has not yet commenced operations, the Portfolio Managers do not beneficially own any shares of the Fund.
No Management of Other Portfolios
     The Portfolio Managers for the Fund currently do not manage any other funds. They have no other Advisory or Sub-Advisory accounts.
     As we discussed, we will make these changes in the Section 497 filing, subject to your further comment.
     We greatly appreciate your help on this matter.
Very truly yours,
Jerry A. Warren

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